6/27/2005



SECU 05041969 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHERRY TREE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 CARLSON PARKWAY, SUITE 103
(No. and Street)

MINNETONKA (City) MINNESOTA (State) 55305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARVER MOQUIST & O'CONNOR, LLC
(Name – *if individual, state last, first, middle name*)

3140 HARBOR LANE, SUITE 100, PLYMOUTH, MINNESOTA 55447
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 06 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wayne Atkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHERRY TREE SECURITIES, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


JANE MARIE BORTNEM
Notary Public
Minnesota
My Comm. Expires Jan 31,2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHERRY TREE SECURITIES, LLC

Financial Statements
Years Ended December 31, 2004 and 2003


CMO

CARVER MOQUIST & O'CONNOR, LLC
Certified Public Accountants and Consultants

CHERRY TREE SECURITIES, LLC
(A Limited Liability Company)

TABLE OF CONTENTS



CARVER MOQUIST & O'CONNOR, LLC

Certified Public Accountants and Consultants

Principals
Kevin E. Moquist, CPA, MBT
Kevin J. O'Connor, CPA, PFS
Thomas M. Gearty, CPA
Jan E. Bjork, JD, CPA
Timothy K. Thompson, CPA
Steven R. Kennedy, JD, CPA
Mark L. Pieper, CPA
Peter J. Keller, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Governors
Cherry Tree Securities, LLC
Minnetonka, Minnesota

We have audited the accompanying statements of financial condition of Cherry Tree Securities, LLC (A Limited Liability Company) as of December 31, 2004 and 2003, and the related statements of operations, changes in members' equity, cash flows, and changes in liabilities subordinated to claims of creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cherry Tree Securities, LLC as of December 31, 2004 and 2003, and the results of its operations and cash flows for the for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Carver Moquist + O'Connor, LLC

Plymouth, Minnesota
January 27, 2005

1550 American Boulevard East, Suite 680
Bloomington, Minnesota 55425
TEL (952) 854-5700
FAX (952) 854-1163

www.cmocpa.com
Offices in Bloomington & Plymouth

3140 Harbor Lane, Suite 100
Plymouth, Minnesota 55447
TEL (763) 550-1100
FAX (763) 550-1644

CHERRY TREE SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

ASSETS	2004	2003
Current Assets:		
Cash	$ 2,115	$ 189,094
Accounts receivable (no allowance for doubtful deemed necessary in 2004 and 2003)	96,833	128,894
Secured demand note receivable - related party	210,000	-
Prepaid expenses	6,213	14,728
Total Current Assets	315,161	332,716
Other Assets	154	204
TOTAL ASSETS	$ 315,315	$ 332,920

CHERRY TREE SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

LIABILITIES AND MEMBERS' EQUITY	2004	2003
Current Liabilities:		
Accounts payable	$ 73,975	$ 40,186
Subordinated note payable - related party	210,000	0
Deferred revenue	-	15,000
Total Current Liabilities	283,975	55,186
Members' Equity:		
Common units (unlimited number of units authorized; 7,500 issued and outstanding)	7,500	7,500
Additional paid in capital	280,610	837,610
Retained deficit	(256,770)	(567,376)
Total Members' Equity	31,340	277,734
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 315,315	$ 332,920

See Notes to Financial Statements.

CHERRY TREE SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS
Years Ended December 31, 2004 and 2003

	2004	2003
Revenue	$ 2,315,209	$ 1,371,750
Expenses:		
Independent contractors and consultants	1,395,421	905,291
Legal and other professional fees	21,092	33,296
Management fees	264,297	169,200
Regulatory fees	6,664	4,271
Bad debts expense	-	40,000
Administrative expenses	449,954	369,818
Total Expenses	2,137,428	1,521,876
Operating Income (Loss)	177,781	(150,126)
Other Income (Expense):		
Gain on sale of stock warrants	138,301	-
Interest expense	(6,300)	-
Interest income	824	579
Total Other Income (Expense)	132,825	579
NET INCOME (LOSS)	$ 310,606	$ (149,547)

See Notes to Financial Statements.

CHERRY TREE SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2004 and 2003

	Common Units		Additional Paid in	Retained	
	Units	Amount	Capital	Deficit	Total
BALANCE, DECEMBER 31, 2002	7,500	$ 7,500	$ 485,427	$ (417,829)	$ 75,098
Capital contributions	-	-	504,183	-	504,183
Capital distributions	-	-	(152,000)	-	(152,000)
Net loss	-	-	-	(149,547)	(149,547)
BALANCE, DECEMBER 31, 2003	7,500	7,500	837,610	(567,376)	277,734
Capital distributions	-	-	(557,000)	-	(557,000)
Net income	-	-	-	310,606	310,606
BALANCE, DECEMBER 31, 2004	7,500	$ 7,500	$ 280,610	$ (256,770)	$ 31,340

See Notes to Financial Statements.

CHERRY TREE SECURITIES, LLC

(A Limited Liability Company)

STATEMENT OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities:		
Net income (loss)	$ 310,606	$ (149,547)
Adjustments to reconcile net income (loss) to net cash flows used in operating activities:		
Gain on sale of stock warrants	(138,301)	-
Bad debt expense	-	40,000
Changes in operating assets and liabilities:		
Accounts receivable	32,061	(114,200)
Prepaid expenses	8,515	(9,395)
Accounts payable and accrued liabilities	18,789	368,157
Net Cash Flows Provided by Operating Activities	231,670	135,015
Cash Flows from Investing Activities:		
Proceeds from sale of stock warrants	138,351	
Purchase of stock warrants	-	(154)
Net Cash Flows Provided by (Used in) Investing Activities	138,351	(154)
Cash Flows from Financing Activities:		
Capital contributions from member	-	156,000
Capital distributions to member	(557,000)	(152,000)
Net Cash Flows Provided by (Used in) Financing Activities	(557,000)	4,000
Net Increase (Decrease) in Cash	(186,979)	138,861
Cash, Beginning of Year	189,094	50,233
CASH, END OF YEAR	$ 2,115	$ 189,094

SUPPLEMENTAL CASH FLOW INFORMATION

	2004	2003
Interest Paid	$ 6,300	$ -
Non-Cash Transactions:		
Secured demand note and subordinated loan with CTC	$ 210,000	$ -
Expenses paid on Company's behalf by CTC treated as capital contributions	$ -	$ 348,183

See Notes to Financial Statements.

CHERRY TREE SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
Years Ended December 31, 2004 and 2003

	2004	2003
Subordinated borrowings, beginning of year	$ -	$ -
Increases:		
Secured demand note collateral agreements	210,000	-
Decreases:		
Payments of subordinated notes	-	-
SUBORDINATED BORROWINGS, END OF YEAR	$ 210,000	$ -

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2004 and 2003

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Cherry Tree Securities, LLC (the Company) was formed on July 27, 2001 pursuant to the provisions of Chapter 322B of the Minnesota Statutes. The Company is a licensed broker-dealer in securities and provides investment banking services, and general business, merger and acquisition consulting services. The Company is a member in good standing of the National Association of Securities Dealers (NASD), having been accepted for membership on November 14, 2001.

The Company is a member of the Securities Investors Protection Corporation (SIPC). The Company holds no customer securities or cash.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission (the "Rule"), based on the exemption provisions contained in Section K(2)(i) of the Rule.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with a maturity of less than 90 days to be cash and cash equivalents.

Revenue Recognition

The Company typically earns and recognizes monthly non-refundable retainer fees in connection with active investment banking and consulting engagements. The Company also receives a success fee on its investment banking engagements. However, the success fees are only payable upon the successful closing of each transaction. The success fee typically consists of a cash fee equal to an agreed-upon percentage of the funds raised as well as stock warrants.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain Significant Estimates

Accounts Receivable

Allowance for doubtful accounts was $0 at December 31, 2004 and 2003.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION (Continued)

Concentrations of Risk

Cash

The Company had uninsured cash balances of $0 and $89,000 at December 31, 2004 and 2003, respectively; however, the Company has not experienced any losses as a result of these uninsured deposits.

Major Customers

The Company is dependent on a small number of customers for its revenue. Four customers accounted for 56% of revenue in 2004. Three customers accounted for 58% of revenue in 2003.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when potential for recovery is considered remote.

Income Taxes

The Company is treated as a partnership for income tax purposes. Therefore, revenues and expenses pass through directly to the members for inclusion in their individual tax returns. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004 and 2003, the Company's net capital was $138,140 and $133,908, respectively, which was $133,140 and $128,908, respectively, in excess of the required net capital of $5,000. The Company's net capital ratio was 0.5 to 1 and 0.4 to 1 at December 31, 2004 and 2003, respectively.

2 NET CAPITAL REQUIREMENTS (Continued)

SEC regulations state that withdrawal of any capital contribution within 12 months of making the contribution must be treated as a loan versus permanent capital for purposes of calculating the regulatory net capital of the firm pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. In order to stay compliant with such rule, upon obtaining approval from the NASD, the Company substituted a subordinated secured demand note for the cash capital contributed in 2003. The subordinated secured demand note dated April 1, 2004 in the amount of $210,000 is with Cherry Tree Companies, LLC (CTC), the Company's parent, and is secured by cash and public securities.

3 TRANSACTIONS WITH RELATED PARTIES

Balance Sheet
As discussed in Note 2, the Company has a secured demand note receivable with CTC that resulted in a related subordinated note payable to CTC. The collateral on the note receivable is in the form of a pledge on certain securities held by CTC that are in safekeeping with a bank that is serving as custodian of such securities. CTC retains full legal and beneficial ownership of the collateral. Among other provisions, if at any time the collateral value of the securities pledged on the secured demand note is less than the related subordinated obligation, the Company must give immediate written notice to CTC and the NASD. The carrying value of the secured demand note receivable and related subordinated note payable was $210,000 at December 31, 2004. The subordinated note payable expires on April 15, 2007. Interest accrues at an annual rate of 4% and was paid through December 31, 2004. Interest expense in 2004 totaled $6,300.

Operations
The Company recorded expenses of $673,115 and $623,226 for utilizing office space, staff and office supplies of CTC in 2004 and 2003, respectively. The Company also paid Cherry Tree Investments, Inc. (CTI) and CTC $264,297 and $169,200 in management fees in 2004 and 2003, respectively. Accounts payable at December 31, 2004 and 2003 included amounts due to CTC totaling $4,465 and $5,022, respectively. Accounts receivable at December 31, 2003 includes amounts due from CTC of $81,193. These companies are related to the Company by common ownership.

SUPPLEMENTARY INFORMATION



CARVER MOQUIST & O'CONNOR, LLC

Certified Public Accountants and Consultants

Principals
Kevin E. Moquist, CPA, MBT
Kevin J. O'Connor, CPA, PFS
Thomas M. Gearty, CPA
Jan E. Bjork, JD, CPA
Timothy K. Thompson, CPA
Steven R. Kennedy, JD, CPA
Mark L. Pieper, CPA
Peter J. Keller, CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

We have audited the accompanying financial statements of Cherry Tree Securities, LLC (A Limited Liability Company), as of December 31, 2004 and 2003, and for the for the years then ended and have issued our report thereon dated January 27, 2005. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules that follow are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carver Moquist + O'Connor, LLC

Plymouth, Minnesota
January 27, 2005

1550 American Boulevard East, Suite 680
Bloomington, Minnesota 55425
TEL (952) 854-5700
FAX (952) 854-1163

www.cmocpa.com
Offices in Bloomington & Plymouth

3140 Harbor Lane, Suite 100
Plymouth, Minnesota 55447
TEL (763) 550-1100
FAX (763) 550-1644

CHERRY TREE SECURITIES, LLC
(A Limited Liablility Company)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2004	December 31, 2003
Total members' equity	$ 31,340	$ 277,734
Qualifying subordinated loans	210,000	-
Total Capital	241,340	277,734
Deductions and/or Charges:		
Non-Allowable Assets:		
Receivables	96,833	128,894
Prepaid expenses	6,213	14,728
Other assets	154	204
	103,200	143,826
Net Capital Before Haircuts on Securities Positions	138,140	133,908
Haircuts on Securities	-	-
Net Capital	$ 138,140	$ 133,908
Computation of Aggregate Indebtedness:		
Total Liabilities from Statement of Financial Condition	283,975	55,186
Qualifying subordinated loans	(210,000)	-
Total Aggregate Indebtedness	$ 73,975	$ 55,186
Compution of Basic Net Capital Requirement		
Minimum Net Capital Requirement	$ 5,000	$ 5,000
Excess Net Capital Requirement	$ 133,140	$ 128,908
Ratio of Aggregate Indebtedness to Net Capital	.5 to 1	.4 to 1
Reconciliation with Company's Computation		
Net Capital as Reported in Company's Part II, FOCUS, Form X-17a-5 (unaudited)	$ 138,140	$ 133,908
Net Audit Adjustment	-	-
NET CAPITAL PER ABOVE	$ 138,140	$ 133,908

No customer securities transactions were transacted by the Company during 2004 and 2003. However, if such transactions had taken place, a special account for the exclusive benefit of customers would have been maintained. Accordingly, the Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on the provisions of Section K(2)(i) of the Rule.

See Independent Auditor's Report on Supplementary Information.



CARVER MOQUIST & O'CONNOR, LLC

Certified Public Accountants and Consultants

Principals
Kevin E. Moquist, CPA, MBT
Kevin J. O'Connor, CPA, PFS
Thomas M. Gearty, CPA
Jan E. Bjork, JD, CPA
Timothy K. Thompson, CPA
Steven R. Kennedy, JD, CPA
Mark L. Pieper, CPA
Peter J. Keller, CPA

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Governors
Cherry Tree Securities, LLC
Minnetonka, Minnesota

In planning and performing our audit of the financial statements and supplementary schedules of Cherry Tree Securities, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1550 American Boulevard East, Suite 680
Bloomington, Minnesota 55425
TEL (952) 854-5700
FAX (952) 854-1163

www.cmocpa.com
Offices in Bloomington & Plymouth

3140 Harbor Lane, Suite 100
Plymouth, Minnesota 55447
TEL (763) 550-1100
FAX (763) 550-1644

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure which might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Governors, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carver Moquist & O'Connor, LLC

Plymouth, Minnesota
January 27, 2005